Exhibit 21.1

List of Subsidiaries* of NCL Corporation Ltd.

The following are the subsidiaries of NCL Corporation Ltd. as of September 30, 2011.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Arrasas Limited	Isle of Man
NCL International, Ltd.	Bermuda
NCL America Holdings, LLC	Delaware
Norwegian Dawn Limited	Isle of Man
Norwegian Star Limited	Isle of Man
Norwegian Jewel Limited	Isle of Man
Norwegian Sun Limited	Bermuda
Norwegian Spirit, Ltd.	Bermuda
Norwegian Pearl, Ltd.	Bermuda
Norwegian Gem, Ltd.	Bermuda
Norwegian Epic, Ltd.	Bermuda
Breakaway One, Ltd.	Bermuda
Breakaway Two, Ltd.	Bermuda
NCL (Bahamas) Ltd. d/b/a Norwegian Cruise Line	Bermuda
NCL America LLC	Delaware
Pride of America Ship Holding, LLC	Delaware
Pride of Hawaii, LLC	Delaware

*	Unless otherwise noted, each subsidiary listed under this heading is, directly or indirectly, wholly-owned by NCL Corporation Ltd.